JUN 10 2011
WASH. D.C.
200 SECTION

[redacted]

11021874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2010 (MM/DD/YY) AND ENDING 03/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christa Schackert 212-403-3689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christa Schackert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Finance- Controller

Title

MARILOU P. REVENTAR
Notary Public, State of New York
No. 31-4994048
Qualified in New York County
Commission Expires July 30, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing Section
RECEIVED
JUN 10 2011
WASH. D.C.
200

ROTHSCHILD INC.
(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

March 31, 2011

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rothschild Inc.:

We have audited the accompanying consolidated statement of financial condition of Rothschild Inc. and subsidiaries (the Company) as of March 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Inc. and subsidiaries as of March 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

June 9, 2011

ROTHSCHILD INC.
(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

Consolidated Statement of Financial Condition

March 31, 2011

Assets		
Cash and cash equivalents	$	158,187,000
Investment banking and advisory fees receivable, net		33,718,800
Receivables from related parties		29,834,600
Securities owned, at fair value		220,300
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $7,463,000)		1,139,400
Deferred taxes		11,429,500
Prepaid expenses and other assets		1,738,400
Total assets	$	236,268,000
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	111,312,600
Payables to related parties		27,262,200
Taxes payable		8,339,000
		146,913,800
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		77,690,100
Retained earnings		11,655,500
Total stockholder's equity		89,354,200
Total liabilities and stockholder's equity	$	236,268,000

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Rothschild Inc. (the Company) is a wholly-owned subsidiary of Rothschild North America Inc. (the Parent) and is a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring, and private placements and underwriting.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of Rothschild Inc. and its wholly-owned subsidiary, Five Arrows Capital Markets LLC. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. All material intercompany transactions and balances, if any, have been eliminated in consolidation.

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b) Cash and Cash Equivalents

Cash equivalents include interest-bearing deposits having original maturities of less than three months. Substantially all of the Company's cash and cash equivalents are held in money market accounts at two major financial institutions and, therefore, are subject to the credit risks of the financial institutions.

(c) Securities Owned

Securities owned are reflected in the consolidated statement of financial condition at fair value with realized and unrealized gains and losses reflected in the consolidated statement of income.

(d) Investment Banking and Advisory Fees

Investment banking and advisory fees receivable, net, includes $1,160,400 of unbilled expenses and services. Receivables are shown net of an allowance for doubtful accounts of $1,974,200.

The Company's investment banking and advisory fees receivable are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

(e) Income Taxes

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the consolidated financial statements calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

(f) ***Depreciation***

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material.

(h) ***Indemnifications***

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on experience, the Company expects the risk of loss to be remote.

(i) ***Recent Pronouncements***

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, which updates the guidance in ASC 820, *Fair Value Measurements and Disclosures*. The ASU requires new disclosures including significant transfers in and out of Level 1 and Level 2 fair value measurements and a reconciliation of Level 3 fair value measurements including purchases, sales, issuances and settlements on a gross basis. The ASU also amends ASC Subtopic 820-10 to clarify certain existing disclosures regarding the level of disaggregation at which fair value measurements are provided for each class of assets and liabilities (instead of major category) and disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The majority of the provisions of this update, including those applicable to the Company, were effective for annual periods beginning after December 15, 2009, with the remainder being effective for annual reporting periods beginning after December 15, 2010. The adoption of the guidance effective in 2011 did not have a material impact on the Company's disclosures nor does the Company expect the adoption of the remaining guidance.

(3) Fair Value Measurements

Fair value measurements are defined by ASC 820, *Fair Value Measurements and Disclosures*, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or

paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 98,150,000	—	—	98,150,000
Equity securities	208,800	11,500	—	220,300
Total assets at fair value	$ 98,358,800	11,500	—	98,370,300

There have not been any transfers between level 1 and level 2 of the fair value hierarchy during the year ended March 31, 2011.

(4) Income Taxes

The Company's net deferred tax asset is comprised of:

Deferred tax assets:		
Deferred compensation	$	11,741,300
Accrued compensation		(4,469,200)
Pension obligations		2,198,700
Depreciation and amortization, net		1,197,500
Allowance for doubtful accounts		812,100
Deferred rent		(429,300)
Tax reserves		170,800
Unrealized gain or loss on investment		126,300
Other		81,300
Net deferred tax asset	$	11,429,500

The Company believes that the net deferred tax asset is realizable because this future deductible amount is more likely than not to be realized based on the likelihood of future taxable income, the availability of loss carryforward, tax planning strategies, and reversals of temporary items.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2011, both accounts payable and accrued expenses include gross unrecognized tax benefits of $819,400.

At March 31, 2011, accounts payable and accrued expenses include interest expense related to the unrecognized tax benefits of $112,400.

The Company anticipates that it is reasonably possible that the total amount of gross unrecognized tax benefits recorded at March 31, 2011 will decrease within 12 months by an amount up to $224,800, including related interest, as a result of the lapse of the statute of limitations in various taxing jurisdictions.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2007 (fiscal 2008) to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2006 (fiscal 2007) to present are open to examination by various state and local jurisdictions.

(5) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management.

(Continued)

(6) Postretirement Benefit Agreements

The Company maintains an unfunded pension agreement constituting a retirement benefit obligation as defined by ASC 715-30 *Defined Benefit Plans – Pension* (formerly known as APB 12 and FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*), covering a designated employee. All amounts associated with this plan have been vested. The agreement does not provide for health or other benefits for the employee. A liability of $5,344,700 related to this benefit is reported in accounts payable and accrued expenses on the consolidated statement of financial condition as of March 31, 2011, based on a discount rate of 4.11%.

(7) Deferred Compensation

Included in accounts payable and accrued expenses at March 31, 2011 are liabilities payable to current and former employees for deferred compensation and accrued compensation in the amounts of $28,542,200 and $70,068,100, respectively. Total employee contributions and distributions to the deferred compensation plans discussed below were $16,523,500 and $45,592,900, respectively, for the fiscal year ended March 31, 2011. As of March 31, 2011, benefits expected to be paid in each of the next three fiscal years are $7,187,800 in 2012, $17,213,300 in 2013 and $13,943,600 in 2014.

Effective for the year ended March 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. Compensation subject to mandatory deferral earns interest at a rate determined annually by management. For the fiscal year ended March 31, 2011, the interest rate for mandatory deferred compensation was 2.35%. One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company. Subject to terms of the agreement, unrecognized compensation expenses associated with mandatory deferrals as of March 31, 2011 were $22,471,900.

Effective December 31, 2009, the Company's Parent discontinued its voluntary deferred compensation plan whereby senior employees had been able to make annual elections to defer a percentage of their salary or annual bonus. Deferred compensation related to this plan earns interest at a rate determined by management annually at the end of each calendar year. For the fiscal year ended March 31, 2011, the interest rate for this plan was 4.75% from April through December and 4.25% from January through March. The deferred amounts, plus interest, will be paid out, based on elections determined by the employees, not extending beyond 2020.

(8) Transactions with Related Parties

The Company enters into agreements with related parties to provide investment banking and advisory services for clients. The Company shares fees with related parties based upon work performed. Operating expenses are payable to or receivable from related parties for services rendered or expenses incurred on behalf of or by the Company.

Receivables from and payables to related parties are recorded net, by entity, where applicable and do not bear interest. Receivables from and payables to related parties represent investment banking and advisory fees, as well as advances to or from related parties, net of operating expenses.

(9) Commitments and Contingencies

(a) Commitments

In June 1994, the Parent entered into a cancelable twenty-year lease for its headquarter facilities. The Parent allocates, on a square-foot basis, monthly rental expense to the Company and some of its affiliates. For the year ended March 31, 2011, rental expense allocated to the Company under the agreement was $3,246,300 and is reported in occupancy and equipment rental in the Company's consolidated statement of income.

An additional facility is leased by the Company under a cancelable lease agreement which has minimum annual rentals as of March 31, 2011 as follows:

2012	$	260,500
2013		267,000
2014		273,700
2015		232,800
	$	1,034,000

The cancellation provision on this lease gives the Company the option to terminate the lease as of January 31st, 2011, 2012, 2013, or 2014 by (i) giving the Landlord at least twelve months written notice and (ii) paying the Landlord an amount equal to the unamortized transaction costs, as of the termination date, paid by the Landlord in connection with building upgrades in excess of $15,000.

The Company has committed to pay future compensation amounts to certain employees. The minimum commitments for the year ending March 31, 2012 are $34,539,200 and $28,801,200 for years thereafter. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(b) Contingencies

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise and believes, based on information available to it, there are currently no matters that will have a material adverse effect on the financial condition of the Company.

(10) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2011, the Company had net capital of $10,227,400, which was $9,977,400 in excess of its required minimum net capital of $250,000.

(11) Subsequent Events

The Company has evaluated subsequent events for the period from March 31, 2011 through June 9, 2011, the date which the accompanying financial statements were issued.

KPMG

ROTHSCHILD INC.

(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

March 31, 2011

(With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

SEC MAIL PROCESSING RECEIVED JUN 10 2011 WASH, D.C. 200 SECTION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rothschild Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to March 31, 2011, which were agreed to by Rothschild Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the specified parties), solely to assist you and the other specified parties in evaluating the Company's collective compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments on Line 2B and line 2G on Form SIPC-7 with respective cash disbursement records entries as evidenced by copies of check disbursements, noting no differences;

2 Compared the amounts reported as "Total Revenue" on the Company's audited financial statements attached to Form X-17A-5 Part III for the year ended March 31, 2011 with the "Total Revenue" reported on Form SIPC-7 for the period from April 1, 2010 to March 31, 2011 and noted that the audited financial statements reported Total Revenue of $165,810,500 and Form SIPC-7 reported total revenue of $165,810,489. Management noted that this difference was a result of rounding.

3 Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Specifically, we:

a. Obtained a schedule from management showing additional details of the Total revenue for the period of April 1, 2010 to March 31, 2011 and we agreed the Total revenue line from that schedule to the Total revenue line reported on line 2a, noting no differences;

b. Compared the amounts reported as "Interest Expense" on the Company's audited financial statements attached to Form X-17a-5 Part III for the year ended March 31, 2011 with the "Total interest and dividend expense but not in excess of total interest and dividend income" in SIPC-7 line 2c(9)(i), for the period from April 1, 2010 to March 31, 2011 and noted that the audited financial statements reported Interest Expense of $11,600 and Form SIPC 7 reported interest expense of $11,571. Management noted that this difference was a result of rounding.

4 Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments. Specifically, we:

a. Recalculated the "General Assessment" line 2e by adding "Total revenue" and "Total deductions" to arrive at the SIPC Net Operating Revenues" on line 2d and multiplied it by the assessment fee of .0025, noting no differences.

b. Agreed the "General Assessment" from line 2e (on page 2) to line 2A (on page 1), noting no differences;

c. Summed the amounts in lines 2A and line 2B and compared the result in line 2D entitled "Assessment balance due or (overpayment)", and we compared the result to line 2G entitled "PAID WITH THIS FORM", noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 9, 2011

Rothschild Inc.
Schedule of General Assessment Reconciliation
Period From April 1, 2010 to March 31, 2011

Total revenue	$ 165,810,489
Additions:	
Net loss from securities in investment accounts	-0-
Deductions:	
Total interest and dividend expense	(11,571)
SIPC Net Operating Revenues	165,798,918
General Assessment @ .0025	414,497
Less payment made with SIPC-6	(208,874)
Less prior overpayment applied	-
Assessment balance due or (overpayment)	$ 205,623